Exhibit 99.1

Auryn Resources drills 12.2 meters of 4.7g/t gold in a new discovery 12 kilometers north of the Three Bluffs deposit

Vancouver, British Columbia – September 14th, 2017 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG, “Auryn” or the “Company”) is pleased to announce the first drill results ever from the Aiviq prospect located 12 kilometers north of the Three Bluffs deposit (Figure 1). Highlights from the Aiviq prospect include 12.2 meters of 4.7g/t Au (including 3.05 meters of 18.09 g/t Au) intersected in an interpreted silicified shear zone (Figure 1). These results are the first step in defining a new discovery on the Committee Bay Greenstone Belt in a newly recognized style of mineralization.

The mineralization encountered at Aiviq is situated along a regional shear zone that is defined by a 7 kilometer long gold-in-till anomaly. This shear zone was tested by a single drill fence during the 2017 summer drill program leaving the prospect wide open to expansion. The other holes drilled at this prospect did not target or intersect this shear zone. Importantly, the high- grade mineralization intersected in drill hole 17RGR003 is situated within a 100 meter wide zone of lower grade structures that demonstrate the overall strength and potential of the gold bearing system (Figure 2). Auryn believes that a follow up drill program along this shear zone is highly warranted given the similar nature of the till signatures and comparable high grade gold values to those found at the Three Bluffs deposit.

Aiviq’s proximity to Three Bluffs allows the Company to leverage the substantial existing exploration infrastructure already in place at its Hayes Camp for future drilling and potential development.

Michael Henrichsen, Chief Geologist and COO of Auryn commented, “Auryn’s technical team has done an outstanding job of vectoring to high-grade gold mineralization under till cover at the newly defined Aiviq prospect. We view this high-grade intercept as the first step to defining a significant new discovery at Committee Bay and are looking forward to aggressively exploring the 7 kilometer long gold-in-tills anomaly along the mineralized shear zone in 2018.”

Mr. Henrichsen further stated, “The proximity of the Three Bluffs deposit with this new discovery, creates the potential for a multi-deposit scenario utilizing common infrastructure as we expand the Three Bluffs resource and continue our exploration efforts at Aiviq.”

Additional positive results were received from the Aarluk prospect where 4.57 meters of 2.52 g/t gold was intersected in banded iron formation where there are 3 holes pending assay. This prospect is located 17 kilometers to the north of Aiviq (Figure 1) and remains open demonstrating the emerging importance of the north-south trending 30 kilometer long structural corridor from Three Bluffs through to Aarluk.

Rotary Air Blast (RAB) Drilling Results:

To date the Company has received complete results from the Aiviq, Kalulik, West Plains, Ziggy South, Avinngaq, and partial results from the Aarluk prospect (3 holes pending assay) representing a total of 39% of the drill program.

Significant intercepts from the Aiviq, Kalulik, and Aaluk prospects are reported in the table below. The summer exploration RAB drill program completed 30,133 meters in 156 holes with 61% of the remaining results to be released in the coming months.

Table 1:

Significant Intercepts - RAB 2017
Prospect	Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
Aiviq	17RGR003	85.34	97.54	12.2	4.70
	including	91.44	94.49	3.05	18.09
		112.78	114.3	1.52	0.41
		129.54	131.06	1.52	0.34
		184.4	185.93	1.53	0.27
		193.55	199.64	6.09	0.28
	17RGR005	73.15	74.68	1.53	0.27
		77.72	79.25	1.53	0.88
	17RGR007	176.78	178.31	1.53	0.32
	17RGR009	41.15	42.67	1.52	0.9
Aarluk	17AAR008	128.02	129.54	1.52	0.26
	17AAR012	38.1	42.67	4.57	2.52
Kalulik	17KLR002	36.58	38.1	1.52	0.63
		109.73	111.25	1.52	0.40
	17KLR005	42.67	44.2	1.53	0.31
	17KLR009	48.77	50.29	1.52	0.33
	17KLR016	24.38	25.91	1.53	0.32
	17KLR017	36.58	38.1	1.52	0.40

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward-Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Committee Bay: Three Bluffs Playing Field

AURYN
RESOURCES

Legend
Favourability Score
Weak
Moderate
Strong
Results pending
Drill hole
Aarluk
2.52 g/t Au over 4.57m
Drill results pending
Castle Rock
Result pending
N-S Structural corridor
Projected shear zone
Aiviq discovery
4.7 g/t Au over 12.2m
incl. 18.09 g/t Au over 3.05m
Aiviq
Kalulik
12 km
Three Bluffs deposit
Indicated*: 524,000 oz 7.85 g/t
Inferred*: 720,000 oz 7.64 g/t
N
10 km

Figure 1: Illustrates the location of the Aiviq discovery of 12.2 meters of 4.7g/t Au located 12 kilometers north of the Three Bluffs deposit. In addition, the positive results of 4.57m of 2.52g/t Au received from the Aarluk prospect located 17 km north of Aiviq demonstrates the emerging importance of the north – south trending Three Bluffs structural corridor.

Aiviq Discovery

Projected
shear zone
OPEN
7km
A
A'
OPEN
2 km
Legend
Au in Tills (ppb)
2.8 - 4 (90th percentile)
4.1 - 5.7 (95th percentile)
> 5.7 (98th percentile)
Drilled area

17RGR013
17RGR005 (Hole lost)
17RGR003
17RGR009
Projected from 100m to NE
17RGR002 (Hole lost)
17RGR004 (Hole lost)
410
320
230
140
A
A'
100 m
Legend
Gold Intercept
Silicified Shear Zone
Geology
Psammites and Sandstones
Felsic Dyke
Banded Iron Formation
Aiviq Cross Section Looking NE

85.3-97.5m: 12.2m @ 4.7g/t Au
Incl. 3.05m @ 18.09 g/t Au
112.7-114.3m: 1.5m @ 0.41 g/t Au
129.5-131m: 1.5m @ 0.31 g/t Au
184.4-185.9m: 1.5m @ 0.27 g/t Au
193m-EOH: 6.09m @ 0.28 g/t Au

Figure 2: Illustrates the high-grade intercept of 12.2 meters at 4.7g/t Au (including 3.05 meters of 18.08 g/t Au) at the Aiviq prospect situated within an interpreted silicified shear zone. Importantly, the gold-in-till signature demonstrates that this structure has the potential to be mineralized over a 7 kilometer long strike length.

Committee Bay: 2017 Drilling

Inuk
1400m RAB
Mist
1400m RAB
Koffy
1800m RAB
Tuugaalik
800m RAB
Kinng Mtn.
400m RAB
Kinng Au
400m RAB
Aarluk
2338m RAB
Tulugaq
800m RAB
Castle Rock
3200m RAB
Ziggy North
1000m RAB
Aiviq
2649m RAB
Four Hills
727m RAB
Three
Bluffs
Avinngaq
1186m RAB
Ziggy South
1810m RAB
Kalulik
3565m RAB
40 km
Anuri Lakes
3017m RAB
West Plains
1053m RAB
Quartzite Ridge
1181m RAB
Legend
2017 Targets
Results Reported
Results Pending
Additional Targets being
Drilled in 2017

Figure 3: Illustrates the targets that have been drilled at the Committee Bay Gold project. Results that have been reported our highlighted by the yellow text boxes.